SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                             McLEODUSA INCORPORATED
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                   582266 10 2
                                 (CUSIP Number)

                            Stephen O. Meredith, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 March 10, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

          Media/Communications Partners III Limited Partnership

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  22,371,648

Owned By               8      Shared Voting Power
Each
Reporting                          -0-

Person With            9      Sole Dispositive Power

                              22,371,648

                      10      Shared Dispositive Power

                                   -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          22,371,648

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          3.9%

14.  Type of Reporting Person

          PN

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

          M/C III, L.L.C.

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                       -0-

Owned By               8      Shared Voting Power
Each
Reporting                     22,371,648

Person With            9      Sole Dispositive Power

                                   -0-

                      10      Shared Dispositive Power

                              22,371,648


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          22,371,648

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          3.9%

14.  Type of Reporting Person

          CO

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

          M/C Investors L.L.C.

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  1,111,506

Owned By               8      Shared Voting Power
Each
Reporting                          -0-

Person With            9      Sole Dispositive Power

                              1,111,506

                      10      Shared Dispositive Power

                                   -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,111,506

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          .2%

14.  Type of Reporting Person

          CO

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

          David D. Croll

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                       -0-

Owned By               8      Shared Voting Power
Each
Reporting                     23,483,154

Person With            9      Sole Dispositive Power

                                   -0-

                      10      Shared Dispositive Power

                              23,483,154


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,483,154

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          4.1%

14.  Type of Reporting Person

          IN

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

          James F. Wade

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                       -0-

Owned By               8      Shared Voting Power
Each
Reporting                     23,483,154

Person With            9      Sole Dispositive Power

                                   -0-

                      10      Shared Dispositive Power

                              23,483,154


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,483,154

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          4.1%

14.  Type of Reporting Person

          IN

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

          Stephen Gormley

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                       -0-

Owned By               8      Shared Voting Power
Each
Reporting                     23,483,154

Person With            9      Sole Dispositive Power

                                   -0-

                      10      Shared Dispositive Power

                              23,483,154


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,483,154

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          4.1%

14.  Type of Reporting Person

          IN

1.   Name of Reporting Person / I.R.S. Identification No. of Above Person

          John Hayes

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                       -0-

Owned By               8      Shared Voting Power
Each
Reporting                     23,483,154

Person With            9      Sole Dispositive Power

                                   -0-

                      10      Shared Dispositive Power

                              23,483,154


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,483,154

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          4.1%

14.  Type of Reporting Person

          IN

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

          Christopher Gaffney

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                       -0-

Owned By               8      Shared Voting Power
Each
Reporting                     23,483,154

Person With            9      Sole Dispositive Power

                                   -0-

                      10      Shared Dispositive Power

                              23,483,154


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,483,154

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          4.1%

14.  Type of Reporting Person

          IN

1.  Name of Reporting Person  / I.R.S. Identification No. of  Above Person

          Peter H.O. Claudy

2.   Check the Appropriate Box if a Member of a Group

         (a)  X (b) _____

3.   SEC Use Only

4.   Source of Funds

          OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

          Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                       -0-

Owned By               8      Shared Voting Power
Each
Reporting                     23,483,154

Person With            9      Sole Dispositive Power

                                   -0-

                      10      Shared Dispositive Power

                              23,483,154


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,483,154

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

          4.1%

14.  Type of Reporting Person

          IN

This statement amends the Schedule 13D filed by Media/Communications Partners III Limited Partnership ("M/C Partners III"), M/C III, L.L.C. ("M/C III"), M/C Investors L.L.C. ("M/C Investors" and together with M/C Partners III, "M/C"), David D. Croll, James F. Wade, Stephen Gormley, John Hayes, Peter H.O. Claudy, and Christopher Gaffney (each a "Reporting Person," and collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "Commission") on April 8, 1999, as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on May 18, 1999, relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McLeodUSA Incorporated (the "Company") whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

Information in this statement reflects a two-for-one stock split of the Class A Common Stock effected in the form of a stock dividend that was distributed on July 26, 1999 and a three-for-one stock split of the Class A Common Stock effected in the form of a stock dividend that was distributed on April 24, 2000.


Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------
             Item 5 is hereby amended and restated in its entirety as follows:

     (a) M/C Partners III beneficially owns an aggregate of 22,371,648 shares of Class A Common Stock, which represents approximately 3.9% percent of shares of Class A Common Stock outstanding on May 9, 2000. As M/C Partners' sole general partner, M/C III exercises voting and dispositive control over all of the shares of Common Stock owned by M/C Partners III.

     M/C Investors beneficially owns an aggregate of 1,111,506 shares of Class A Common Stock, which represents approximately .2% percent of the shares of Class A Common Stock outstanding on May 9, 2000.

     Messrs. Croll, Wade, Gormley, Hayes, Claudy and Gaffney share beneficial ownership over an aggregate of 23,483,154 shares of Class A Common Stock owned of record by M/C Partners III and M/C Investors, which represents approximately 4.1% of the shares of Class A Common Stock outstanding on May 9, 2000.

On January 7, 1999, M/C entered into a Stockholder's Agreement with the Company, IES Investments Inc. ("IES"), Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin and Gail G. Lumpkin, (the "1999 Stockholders' Agreement"). On or about January 26, 1999, certain former shareholders of Consolidated Communications Inc., along with certain permitted transferees, also became parties to the 1999 Stockholders' Agreement (collectively, the "CCI Shareholders"). The 1999 Stockholders' Agreement was amended and restated as of September 15, 1999, to, among other changes, increase the size of the board of directors with respect to the designation of certain directors of the Company and generally to reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company, and as of December 17, 1999, to, among other changes, add Alliant Energy Corporation ("AEC") and other affiliates of IES as parties.

Effective March 10, 2000, the 1999 Stockholders' Agreement was further amended and restated (as so amended and restated, the "Amended 1999 Stockholders' Agreement") to add another affiliate of IES as a party, to reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company and to remove as parties to the agreement certain former CCI Shareholders and certain permitted transferees of the former CCI Shareholders consisting of Mary Lee Sparks and Margaret L. Keon and the following trusts established by them or for the benefit of them or their descendants:

      Margaret L. Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978.

      Mary Lee Sparks and Steven L. Grissom, as Trustees of the Mary Lee Sparks Trust dated May 13, 1978.

      United States Trust Company of New York, as Trustee of the ten trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale,
      Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks.

      United States Trust Company of New York, as Trustee of the ten trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks.

      United States Trust Company of New York, as Trustee of two trusts established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, one for the benefit of each of Margaret Anne Keon and Mary Lee Sparks.

      David R. Hodgman and Steven L. Grissom, as Trustees of ten 1990 Personal Income Trusts established by Margaret L. Keon and Mary Lee Sparks, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks.

The parties to the Amended 1999 Stockholders' Agreement may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, insofar as is known to the Reporting Persons, the parties to the Amended 1999 Stockholders' Agreement beneficially owned as of April 11, 2000 (except with respect to the Reporting Persons, which beneficial ownership information is as of July 24, 2000), a total of 146,305,442 shares of Class A Common Stock (including 7,804,128 shares that AEC has the right to acquire upon exercise of options, and 777,858 and 195,000 shares that Clark E. McLeod and Richard A. Lumpkin, respectively, have the right to purchase upon exercise of options, within 60 days), which represents approximately 24.9% of the shares of Class A Common Stock outstanding as of May 9, 2000.

The following table sets forth information regarding the shares of Class A Common Stock beneficially owned by the parties that remain subject to the Amended 1999 Stockholders' Agreement. Except as otherwise indicated, beneficial ownership by the parties to the Amended 1999 Stockholders' Agreement who are former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table and is based on the most recent Schedule 13D or amendment thereto filed on their behalf that has come to the attention of the Reporting Persons. Except as otherwise indicated, the information shown with respect to each party to the Amended 1999 Stockholders' Agreement who is not a the Reporting Persons is based on the most recent
Schedule 13D or amendment thereto filed by such person that has come to the attention of the Reporting Persons and/or on the Company's final proxy statement dated April 22, 2000, filed with the Commission on April 26, 2000. Reference is made to such filings for further information.


                                                                                                                Percent of
                                                                         Voting      Number of Shares of   Outstanding Class A
                                                                     and Dispositive    Class A Common            Common
                                               Trust                     Powers             Stock                  Stock
                                               -----                     ------             -----                  -----

Clark E. McLeod and                             N/A                     Sole and         54,300,914                 9.4
Mary E. McLeod                                                           Shared

Richard A. Lumpkin (trustee)     Gail G. Lumpkin Trust dated              Sole            1,866,762                 0.3
                                 12/14/85

United States Trust Company of   Richard Adamson Lumpkin                 Shared             327,828                 0.0
New York; Richard A. Lumpkin     Grandchildren's Trust dated
(power to direct vote and        9/5/80 f/b/o Benjamin Iverson
investments)                     Lumpkin

United States Trust Company of   Richard Adamson Lumpkin                 Shared             327,828                 0.0
New York; Richard A. Lumpkin     Grandchildren's Trust dated
(power to direct vote and        9/5/80 f/b/o Elizabeth Arabella
investments)                     Lumpkin

United States Trust Company of   Trust named for Benjamin Iverson        Shared           1,852,890                 0.3
New York; Richard A. Lumpkin     Lumpkin created under the Mary
(power to direct vote and        Green Lumpkin Gallo Trust
investments)                     Agreement dated December 29, 1989

United States Trust Company of   Trust named for Elizabeth               Shared           1,852,890                 0.3
New York; Richard A. Lumpkin     Arabella Lumpkin created under
(power to direct vote and        the Mary Green Lumpkin Gallo
investments)                     Trust Agreement dated December 29,
                                 1989

Steven L. Grissom and David R.   Richard Anthony Lumpkin 1990            Shared           2,442,834                 0.4
Hodgman; Richard A. Lumpkin      Personal Income Trust for the
(power to direct sale of         Benefit of Benjamin Iverson
shares)                          Lumpkin dated April 20, 1990


                                                                                                                Percent of
                                                                         Voting      Number of Shares of   Outstanding Class A
                                                                     and Dispositive    Class A Common            Common
                                               Trust                     Powers             Stock                  Stock
                                               -----                     ------             -----                  -----

Steven L. Grissom and David R.     Richard Anthony Lumpkin 1990          Shared           2,442,834                 0.4
Hodgman; Richard A. Lumpkin        Personal Income Trust for the
(power to direct sale of           Benefit of Elizabeth Arabella
shares)                            Lumpkin dated April 20, 1990

United States Trust Company of     Richard Anthony Lumpkin Trust         Shared              10,932                 0.0
New York; Richard A. Lumpkin       under the Trust Agreement dated
(power to direct vote and          February 6, 1970
investments)

Richard A. Lumpkin                              N/A                       Sole              195,000/1/              0.0

Alliant Energy Corporation                      N/A                      Shared          57,201,576/2/              9.8

Media/Communications Partners                   N/A                       Sole              22,371,648              3.9
III Limited Partnership

M/C Investors L.L.C.                            N/A                       Sole               1,111,506              0.2


/1/  Consists of 195,000 shares underlying presently exercisable options.

/2/ Includes 7,804,128 shares of Class A Common Stock that Alliant Energy Investments, Inc. (f/k/a IES Investments Inc.), a wholly owned subsidiary of AEC, has the right to acquire upon exercise of options and 31,205,178 shares of Class A Common Stock of which Alliant Energy Investments, Inc. is the holder of record. Heartland Properties, Inc., a wholly owned subsidiary of Alliant Energy Investments, Inc., is the holder of record of 404,706 shares of Class A Common Stock. LNT Communications LLC, a limited liability company wholly owned by Alliant Energy Resources, Inc., a wholly owned subsidiary of AEC, is the record holder of 17,517,564 shares of Class A Common Stock. Alliant Energy Foundation, Inc., an independently chartered foundation which is affiliated with AEC, is the record holder of 270,000 shares of Class A Common Stock.

Except for the transactions described in this Item 5(c), none of the Reporting Persons have effected any other transactions relating to the Class A Common Stock during the past 60 days.


(b) The number of shares of Class A Common Stock as to which M/C Partners III has

          (i) sole power to vote or direct the vote                   22,371,648
          (ii) shared power to vote or direct the vote                         0
          (iii) sole power to dispose or direct the disposition       22,371,648
          (iv) shared power to dispose or direct the disposition               0


The number of shares of Class A Common Stock as to which M/C III has

          (i) sole power to vote or direct the vote                   22,371,648
          (ii) shared power to vote or direct the vote                         0
          (iii) sole power to dispose or direct the disposition       22,371,648
          (iv) shared power to dispose or direct the disposition               0

The number of shares of Class A Common Stock as to which M/C Investors has

          (i) sole power to vote or direct the vote                    1,111,506
          (ii) shared power to vote or direct the vote                         0
          (iii) sole power to dispose or direct the disposition        1,111,506
          (iv) shared power to dispose or direct the disposition               0

The number of shares of Class A Common Stock as to which each of David D. Croll, James F. Wade, Stephen Gormley, John Hayes and Christopher Gaffney has

          (i) sole power to vote or direct the vote                            0
          (ii) shared power to vote or direct the vote                23,483,154
          (iii) sole power to dispose or direct the disposition                0
          (iv) shared power to dispose or direct the disposition      23,483,154

(c) None of the Reporting Persons has effected any other transactions relating to the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------
Item 6 is hereby amended by adding the following supplemental information:

As described under Item 5(a), the Reporting Persons, along with the Company and certain other of its shareholders entered into a Stockholders' Agreement, dated as of January 7, 1999, which stockholders' agreement was amended and restated on September 15, 1999 and December 17, 1999.

Effective March 10, 2000, the 1999 Stockholders' Agreement was further amended and restated (as so amended and restated, the "Third Amended 1999 Stockholders' Agreement") to, among other changes, add another affiliate of IES as a party, reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company and remove as parties to the agreement certain former CCI Shareholders and certain permitted transferees of the former CCI Shareholders consisting of Mary Lee Sparks and Margaret L. Keon and various trusts established by them or for the benefit of them or their descendants. The former CCI Shareholders who remain as parties to the Third Amended 1999 Stockholders' Agreement consist of the following:

      Richard A. Lumpkin individually, and as Trustee of the Gail G. Lumpkin Trust, dated December 14, 1985.

      United States Trust Company of New York, as Trustee of two trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29,
      1989, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

      United States Trust Company of New York, as Trustee of two trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

      United States Trust Company of New York, as Trustee of the trust established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, for the benefit of Richard Anthony Lumpkin.

      David R. Hodgman and Steven L. Grissom, as Trustees of two 1990 Personal Income Trusts established by Richard A. Lumpkin, each dated April 20, 1990, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

The Third Amended 1999 Stockholders' Agreement provides that, until December 31, 2001, M/C will not sell any equity securities of the Company, or any other securities convertible into or exchangeable for equity securities of the Company, received pursuant to the Company's acquisition of Ovation Communications, Inc. ("Ovation"), without receiving the prior written consent of the board of directors of the Company, except for transfers specifically permitted by the agreement. The Third Amended 1999 Stockholders' Agreement also contains various provisions intended to insure that M/C and the parties to the Third Amended and Restated November 1998 Stockholders Agreement dated as of March 10, 2000 among McLeodUSA Incorporated, Alliant Energy Corporation, Alliant Energy Investments, Inc., Heartland Properties, Inc., LNT Communications LLC, Alliant Energy Foundation, Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto (the "Third Amended 1998 Stockholders' Agreement") are treated on a basis generally similar to one another in connection with permitted sales and registration of the Company's securities under such agreements. In addition, for so long as M/C owns at least 7,500,000 shares of Class A Common Stock, M/C has agreed to vote its shares in accordance with the voting agreement contained in the Third Amended 1998 Stockholders' Agreement and the other parties have agreed to vote their shares to cause to be elected to the board of directors of the Company one director designated by M/C.

The Third Amended 1999 Stockholders' Agreement terminates on December 31, 2001. In addition, if (i) during each of 2000 and 2001, the Company has not provided M/C an opportunity to register under the Securities Act for sale an aggregate number of shares of Class A Common Stock equal to not less than 15% of the total number of shares of Class A Common Stock beneficially owned by M/C as a result of the acquisition of Ovation, or (ii) the Third Amended 1998 Stockholders' Agreement has been terminated by all parties to such agreement, then M/C may terminate the Third Amended 1999 Stockholders' Agreement. The Third Amended 1999 Stockholders' Agreement will be terminated with respect to parties other than M/C and the Company at the time the Third Amended 1998 Stockholders' Agreement is terminated with respect to such other parties.

The foregoing description of the Third Amended 1999 Stockholders' Agreement is qualified in its entirety by reference to the Third Amended 1999 Stockholders' Agreement which is filed as an exhibit to this statement.


Item 7.   Material to be Filed as Exhibits
-------   --------------------------------
Item 7 is hereby amended by adding the following documents to the exhibit list:

1. Second Amended and Restated January 1999 Stockholders' Agreement, dated as of December 17, 1999, among McLeodUSA Incorporated, Alliant Energy Corporation, IES Investments Inc. (n/k/a Alliant Energy Investments, Inc.), Heartland Properties, Inc., Alliant Energy Foundation, Inc., Clark E. McLeod, Mary E. McLeod, Richard
A. Lumpkin, Gail G. Lumpkin, certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto, M/C Investors L.L.C., and Media/Communications Partners III Limited Partnership (previously filed as Exhibit 4.25 to the McLeodUSA Incorporated Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference).

2. Third Amended and Restated January 1999 Stockholders' Agreement, dated as of March 10, 2000, among McLeodUSA Incorporated, Alliant Energy Corporation, Alliant Energy Investments, Inc., Heartland Properties, Inc., LNT Communications LLC, Alliant Energy Foundation, Inc., Clark E. McLeod, Mary E. McLeod, Richard
A. Lumpkin, Gail G. Lumpkin, certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto, M/C Investors L.L.C., and Media Communications Partners III Limited Partnership (previously filed as Exhibit 4.28 to the McLeodUSA Incorporated Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Securities and Exchange Commission on May 15, 2000 and incorporated herein by reference).

3. Joint Filing Agreement set forth below.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2000.

                                        M/C INVESTORS L.L.C.

                                     By: /s/ James Wade
                                        ----------------------------------------
                                             James Wade
                                             Manager

                                        MEDIA COMMUNICATIONS PARTNERS III
                                        LIMITED PARTNERSHIP

                                     By: M/C III, L.L.C., its General Partner

                                     By: /s/ James Wade
                                        ----------------------------------------
                                             James Wade
                                             Manager

                                     By: /s/ David D. Croll
                                        ----------------------------------------
                                             David D. Croll

                                     By: /s/ James F. Wade
                                        ----------------------------------------
                                             James F. Wade

                                     By: /s/ Stephen Gormley
                                        ----------------------------------------
                                             Stephen Gormley

                                     By: /s/ John Hayes
                                        ----------------------------------------
                                             John Hayes

                                     By: /s/ Christopher Gaffney
                                        ----------------------------------------
                                             Christopher Gaffney

                                     By: /s/ Peter H.O. Claudy
                                        ----------------------------------------
                                             Peter H.O. Claudy

                                     Exhibit

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $.01 par value, of McLeodUSA Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Date: July [], 2000

                                        M/C INVESTORS L.L.C.

                                     By: /s/ James Wade
                                        ----------------------------------------
                                             James Wade
                                             Manager

                                        MEDIA COMMUNICATIONS PARTNERS III
                                        LIMITED PARTNERSHIP

                                     By: M/C III, L.L.C., its General Partner

                                     By: /s/ James Wade
                                        ----------------------------------------
                                             James Wade
                                             Manager

                                     By: /s/ David D. Croll
                                        ----------------------------------------
                                             David D. Croll

                                     By: /s/ James F. Wade
                                        ----------------------------------------
                                             James F. Wade

                                     By: /s/ Stephen Gormley
                                        ----------------------------------------
                                             Stephen Gormley

                                     By: /s/ John Hayes
                                        ----------------------------------------
                                             John Hayes

                                     By: /s/ Christopher Gaffney
                                        ----------------------------------------
                                             Christopher Gaffney

                                     By: /s/ Peter H.O. Claudy
                                        ----------------------------------------
                                             Peter H.O. Claudy